EXHIBIT 99.2

August 31, 2004	CONFIDENTIAL

Southern Michigan Bancorp, Inc.

Michigan Bank & Trust

Valuation as of June 30, 2004

Donnelly Penman & Partners
I N V E S T M E N T    B A N K I N G

Michigan Bank & Trust

Table of Contents

1.	Valuation Opinion Letter

2.	Valuation Summary

3.	Discounted Cash Flow Analysis

4.	Recent Trading Analysis

5.	Analysis of Comparable Companies

6.	Analysis of Comparable Acquisitions

Donnelly Penman & Partners I N V E S T M E N T B A N K I N G	Page 2

CONFIDENTIAL

Michigan Bank & Trust

1.     Valuation Opinion Letter

Donnelly Penman & Partners I N V E S T M E N T B A N K I N G	Page 3

August 31, 2004

Board of Directors
Southern Michigan Bancorp, Inc.
51. W. Pearl Street
Coldwater, Michigan 49036

Attn:  Mr. John H. Castle

Dear Board of Directors:	PRIVATE & CONFIDENTIAL

Southern Michigan Bancorp, Inc. ("Southern Michigan" or the "Company") has engaged Donnelly Penman & Partners ("DP&P") to render its opinion (the "Opinion") with respect to the fair market per share value of the Company's common stock as of June 30, 2004 in the event of a recapitalization through a reverse stock split or "squeeze out" merger transaction.

DP&P is a regional investment banking firm of recognized standing. As part of our investment banking services, we are regularly engaged in the valuation of corporate entities on a stand-alone basis or in connection with capital raising and merger and acquisition transactions. No limitations were imposed by the Company upon DP&P with respect to the investigations made or procedures followed by DP&P in rendering its Opinion.

In arriving at our Opinion, we have:

I.	Reviewed the Annual Reports of the Company for the years ended December 31, 2002 through 2003 as well as interim financials through July 31, 2004;

II.	Reviewed reports from the Board of Directors meetings held during the months of July and August, 2004;

III.	Reviewed the 2003-2004 strategic plan;

IV.	Compared certain financial characteristics of the Company to certain publicly held companies we deemed relevant;

IV.	Reviewed current banking industry conditions and trends concerning the valuation of recent mergers and acquisitions;

V.	Conducted discussions with the senior management of the Company concerning the business and future prospects of the Company;

VI.	Prepared a discounted cash flow analysis of the Company based on projections derived from discussions with and deemed reasonable by management of the Company; and

VII.	Reviewed such other data, including financial and industry data, performed such other analyses and taken into account such other matters as we deemed necessary or appropriate.

In connection with rendering its Opinion to Southern Michigan, DP&P performed a variety of financial analyses, which are summarized below. DP&P believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying DP&P's Opinion. DP&P arrived at its Opinion based on the results of all the analyses it undertook, assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a valuation is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description.

DP&P did not make or obtain any independent evaluation, valuation or appraisal of the assets or liabilities of Southern Michigan, nor were we furnished with such materials. DP&P has not reviewed any individual credit files of the Company and has assumed, without independent verification, that the reported allowances for credit losses are adequate to cover such losses.

With respect to the comparable company analysis and comparable merger transaction analysis summarized below, no public company utilized as a comparison is identical to Southern Michigan, and such analyses necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned. The forecasted financial information furnished by the Company's management contained in or underlying DP&P's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. In that regard, DP&P assumed, with the Company's consent, that the financial forecasts had been reasonably prepared by management on a basis reflecting the best currently available judgments of management, and that such forecasts will be realized in the amounts and at the times contemplated thereby.

Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. The analyses performed by DP&P were assigned a weighting based on DP&P's opinion of their relative comparability and significance with regard to the specific characteristics of Southern Michigan.

COMPANY BACKGROUND

Southern Michigan Bancorp, Inc. is a registered bank holding company incorporated under the laws of the State of Michigan, headquartered in Coldwater, Michigan. The Company was formed in 1982 for the purpose of acquiring all of the outstanding shares of Southern Michigan National Bank, which it did in November, 1982. In December, 1992, Southern Michigan National Bank converted its charter to that of a Michigan state banking corporation and changed its name to, Southern Michigan Bank & Trust (the "Bank"), with its main office located at 51 West Pearl Street, Coldwater, Michigan 49036. The Bank operates 10 branch offices in the primarily rural areas of Branch, Hillsdale, and Calhoun counties in southwestern Michigan. In addition to the operations of the Bank described below, the Company owns and leases certain real estate to the Bank and third parties; and SMB&T Financial Services, Inc., a subsidiary of the Bank, has been established to provide insurance and investment services, which services currently consist of the sale of certain insurance products to the Bank and limited sales of insurance products to the public. None of such activities are significant to the operations of the Company. In August, 2000, SMB Mortgage Company was established as a subsidiary of the Bank. At that time all residential mortgage loans held by the Bank and all residential mortgage loan applications in the pipeline were transferred to SMB Mortgage Company. All of the residential mortgage activities previously conducted by the Bank were undertaken by SMB Mortgage Company.

Banking Services

The Bank offers a full range of banking services to individuals, businesses, governmental entities, and other institutions. These services include checking, savings, and NOW accounts, time deposits, safe deposit facilities, and money transfers. The Bank's lending operations provide secured and unsecured commercial and personal loans, real estate loans, consumer installment loans, lines of credit, and accounts receivable financing.

The Bank's Trust Department offers a wide variety of fiduciary services to individuals, businesses, not-for-profit organizations, and governmental entities, including services as trustee for personal, corporate, pension, profit sharing, and other employee benefit trusts. The Bank also provides security custodial services as an agent, acts as the personal representative for estates, and as a fiscal, paying and escrow agent for corporate customers and governmental entities.

Residential mortgage loans are originated by SMB Mortgage Company. Some residential mortgage loans are retained by SMB Mortgage Company while others are sold to investors in the secondary market. When SMB Mortgage Company sells originated mortgage loans to investors, it makes a determination to either retain or sell the servicing rights to such loans.

The Bank also offers securities brokerage services through an unaffiliated broker. The Bank maintains correspondent banking relationships with several larger banks, which correspondent relationships concern check clearing operations, transfer of funds, loan participations, the purchase and sale of federal funds, and other similar services.

Southern Michigan is traded through the OTC Bulletin Board Exchange under the symbol SOMC. Its shares are traded on a limited basis through the brokers of Hilliard Lyons, Inc., Howe Barnes Investments, Inc., Robert Baird & Co., Kent King Securities Co., Inc. As of May 4, 2004, there were 517 holders of the Company's common stock. The most recent trade of the stock was 200 shares at $24.05 on August 25, 2004.

The Bank has a main office and branch in Coldwater, Michigan, along with branches in Union City, Hillsdale, Tekonsha, Camden, Battle Creek, North Adams, and Athens. Union City and Coldwater are located in Branch County; Battle Creek, Athens, and Tekonsha are located in Calhoun County; and Hillsdale, Camden, and North Adams are located in Hillsdale County. According to the United States Census Bureau, the median household income in Branch, Calhoun, and Hillsdale is $38,760, $38,918, and $40,396 respectively.

INDUSTRY OVERVIEW

Commercial, retail and mortgage banking are highly competitive businesses in which the Company receives competition from both bank and non-bank institutions. As a result of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the Gramm-Leach-Bliley Act of 1999, the number and types of depository institution competitors have substantially increased.

Southern Michigan faces increased competition from finance companies, credit unions and bank and non-bank mortgage lenders. These companies may offer higher lending limits and other non-traditional services that Southern Michigan does not currently offer. Some of the Company's competitors also can leverage greater resources in order to gain a larger business presence within Southern Michigan's target service areas.

While being relatively small can be a disadvantage, there are certain potential benefits as well. Community banks that make customer service a priority may be able to gain an advantage with customers in their local market that feel neglected by the larger banks. Because the larger banks often seek large homogenous markets and products, niche opportunities are created for smaller institutions that seek to fill the needs of the underserved. Also, the relative difference in size can often correspond to a more agile management team that can respond more quickly to the ever changing competitive environment.

ECONOMIC OVERVIEW

Reports from the Federal Reserve Districts, as outlined in the July 28, 2004 Federal Reserve "Beige Book,"1 indicate that economic growth continued to expand, although some Districts reported that the rate of growth moderated.

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1 Summary of Commentary on Current Economic Conditions by Federal Reserve District, July 28, 2004.

Consumer lending activity rose moderately with reports that mortgage originations are strong. Five districts reported increases in their banks' residential real estate lending: Philadelphia, Cleveland, Richmond, Chicago, and St. Louis. Several of these districts indicated that although overall residential real estate lending had risen, the volume of refinancings fell further recently. Both the New York and San Francisco Districts saw borrowing by homebuyers decline, but San Francisco noted that the levels of residential real estate lending in its district remained high.

Borrowing by commercial clients rose moderately as reported by most districts, with the New York, Philadelphia, Cleveland, Richmond, Atlanta, St. Louis, Kansas City, Dallas, and San Francisco Districts reporting rising commercial borrowing in recent weeks. New York, Philadelphia, and Atlanta, however, noted that the increases in their districts were modest. In the Chicago District, commercial borrowing was characterized as flat.

Most Districts reported little change in loan delinquencies. The Cleveland District noted that delinquency rates remained largely unchanged in recent weeks, and applicant credit quality was characterized as stable or slightly improving. Likewise, the New York District reported lower delinquency rates across all loan categories. In the Chicago District, lenders note that household credit quality continues to improve and there were no changes in loan standards and terms. Moderate increases in credit card lending were reported in the Philadelphia District, while the San Francisco District reports good credit quality on existing loans.

The Livingston Study2, based on survey responses of 26 participants from banking, industry, academia and trade associations, forecasts economic growth and falling unemployment through mid-2005 in its June 2004 report. The results of this most recent release project real Gross Domestic Product ("GDP") will rise at an annual rate of 4.5 percent in the first half of 2004, 4.1 percent in the second half of 2004, and continue at an annual rate of 3.8 percent in the first half of 2005. The unemployment rate is expected to fall from 5.6 percent in June 2004 to 5.4 percent in December 2004 and then continue to decline, to 5.2 percent, by the middle of 2005. Interest rates on the three-month Treasuries are expected to rise from 1.3 percent in June 2004 to 1.8 percent at year-end 2004, then rise throughout 2005, ending the year at 3.4 percent. Long-term interest rates are also expected to rise over the next two years with a projection to climb from 4.8 percent in June 2004 to 5.1 percent by year-end. It is expected to increase further in 2005, finishing the year at 5.6 percent. The participants' views of long-term inflation and output growth have been fairly steady over the last year. The panelists think that real GDP will grow 3.5 percent annually over the next 10 years, the same as in the previous survey. Inflation will average 2.5 percent over the next 10 years, unchanged from the last five surveys dating back to December 2001. For 2004, after-tax corporate profits are expected to rise 15.5 percent, an increase from the December survey's prediction of 14.7 percent. On the other hand, forecasters see corporate profits rising 13.4 percent in 2005, a decrease from the 19.4 percent increase forecast in December. Stock prices (as measured by the S&P 500 index) are forecast to rise in 2004 and 2005. The projection for the S&P 500 at the end of 2005 is about 2.8 percent higher than the previous prediction.

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2 www.phil.frb.org/econ/liv/index.html

VALUATION METHODOLOGY

The following is a brief summary of the analyses performed by DP&P in connection with its Opinion:

(a) Discounted Cash Flow Analysis. DP&P prepared a discounted dividend stream analysis of Southern Michigan, which estimated the future after tax cash flows that the Company might produce over the four and a half year period from June 30, 2004 through December 31, 2008. These estimates were derived from discussions with and deemed reasonable by Southern Michigan's management team. The estimates assumed that Southern Michigan's pre-tax earnings would grow at a compound annual growth rate of approximately 7.8% throughout the projection period. This assumes that Southern Michigan continues to grow their business in their home markets with gradual expansion into to new areas. DP&P typically assumes a static interest rate environment and, with the guidance of management has used this key assumption to drive the financial projections of Southern Michigan. DP&P further assumed, with management's guidance, that the Company would make dividend payouts equal to 40% of earnings through the projection period. The resulting cash flows were then discounted to a present value using a discount rate of 10.5%, based on Ibbotson Associates3 build up method with an industry discount applicable to commercial banks. Based on the most recent Ibbotson's data the riskless rate is 4.8%, market risk premium is 7.0% and industry specific premium was -1.3%, resulting in a discount rate of 10.5%, which DP&P regards as appropriate given the nature of the company, industry risk and general economic conditions. DP&P also estimated the residual value for Southern Michigan's common stock using a price to tangible book value multiple of 1.78 times, which is an approximation derived from the analysis of tangible book value multiples in comparable transactions (see paragraph d - Comparable Transaction Analysis). This multiple is applied to the Company's estimated tangible book value at December 31, 2008 of $38.2 million. The discounted dividend analysis implied a value of $27.33 per share for Southern Michigan's common stock on a marketable basis. This analysis does not purport to be indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. DP&P included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

(b) Historical Trading Multiples. DP&P analyzed the quoted trades listed on the OTC Bulletin Board for Southern Michigan Bancorp, Inc. (SOMC) for varying historical periods. DP&P used a simple average of the closing stock price quoted for a period of 30 and 90 trading days. Only days in which the security actually traded were counted in the simple average. For the past 30 trading days, as of August 25, 2004, the historical average price was $24.04 with a period volume of 15,264 compiled over 13 separate trading days. For the past 90 trading days, as of August 25, 2004, the historical average price was $24.07 with a period volume of 75,458 compiled over 50 separate trading days. It should be noted that volume may reflect "double counting" due to both the buy and sell side of a transaction being counted. In addition, the prices

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3 Ibbotson Associates, "Stocks, Bonds, Bills, and Inflation," Valuation Edition 2003 Yearbook

and volumes displayed are per the trading information provided on the www.otcbb.com website and may not reflect all transactions that occurred over the aforementioned time period.

(c) Analysis of Selected Comparable Companies. DP&P compared selected operating results of Southern Michigan to a select group of publicly traded commercial banks headquartered in Michigan. The comparable set had total assets less than $500 million. Some companies meeting these criteria may have been eliminated based on lack of data as generated by SNL Financial - the source for the comparable transactions data. The selected group had approximately the following median values: $242.6 million in total assets, $22.2 million in total equity, a total risk-based capital ratio of 13.27%, LTM return on average assets of .98%, LTM return on average equity of 9.28% and a LTM efficiency ratio of 69.55%. This analysis provided valuation benchmarks including the median price multiples of 1.598 times book value, 1.638 times tangible book value and 16.3 times LTM earnings per share. Applying the median price to book value multiple to Southern Michigan's book value per share as of June 30, 2004 resulted in an implied per share value of $23.01 on a marketable basis. Using the same methodology, the implied values provided by application of the relevant multiples to Southern Michigan's June 30, 2004 tangible book value and LTM fully diluted earnings per share were found to be $22.96 per share and $29.34 per share, respectively.

No bank used in the above analyses as a comparison is identical to Southern Michigan. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the Company and the banks to which it is being compared.

(d) Analysis of Comparable Acquisition Transactions. DP&P analyzed bank acquisition transactions announced and/or completed since January 1, 2003. Each selling bank had total assets less than $500 million and was headquartered in Michigan, Indiana or Ohio. This analysis provided an approximate median multiple of 1.779 times price to book value, 1.779 times price to tangible book value, 19.7 times LTM earnings per share and a premium to core deposit metric of 9.8%. Applying the median multiple for price to book value of 1.779 times to Southern Michigan's June 30, 2004 book value per share of $14.40 results in an implied value per share of $25.62 on a control, marketable basis. Using the same methodology, the values implied by applying the relevant multiples to Southern Michigan's tangible book value per share at June 30, 2004 of $14.02 and fully diluted earnings per share for the twelve months ended June 30, 2004 of $1.80 were found to be $24.94 per share and $35.46 per share, respectively. Applying the median premium to core deposits of 9.8% to Southern Michigan's $222.2 million in core deposits as of June 30, 2004 resulted in a calculated value of $21.8 million. When added to Southern Michigan's book value of $26.3 million as of June 30, 2004 and divided by the 1,829,297 shares outstanding at the same date, the result is an implied value per share of $25.93. Core deposits are defined as all deposits less CDs over $100,000 and brokered deposits.

DP&P notes that no selling bank reviewed was identical to the Company and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

(e) Net Book Value. The net book value or net equity method implies that a company is worth its accumulated retained earnings, or deficit, plus its original capitalization. Net book value is primarily an amount arrived at over a company's existence which reflects accounting history expressed in unadjusted dollars and not the company's potential.

In most going concerns with a viable future it can be demonstrated that these companies would change hands for more than net book value. Book value is only of importance to the extent it provides an adequate base for the continuance of operations. In most instances where a company earns a significant return on its assets (both tangible and intangible), the net book value approach is not representative of the company's intrinsic business value. We have reviewed the book value of the Company's assets in limited detail and have found net book value to be $26.3 million or $14.40 per share as of June 30, 2004.

CONCLUSION

Our Opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to the Board of Directors of the Company or the Company's existing holders of Common Stock. This Opinion has been prepared for the confidential use of the Board of Directors and senior management of the Company and may not be reproduced, summarized, described or referred to or given to any other person without DP&P's prior written consent. Our Opinion is limited solely to the value of the Company's common stock as of June 30, 2004 given the relevant market and company specific information available at the present time.

DP&P will typically utilize either a marketability or minority discount, or combination thereof, to value a minority share of a relatively illiquid company on a comparable basis. No such discounts have been applied to Southern Michigan's common stock in this valuation. If such a discount were applied, it would result in valuation that would be significantly lower than the value assigned below.

On the basis of, and subject to, the foregoing, we are of the opinion that, as of June 30, 2004, the fair market value of the Company's common stock is $26.30 per share.

Sincerely,

DONNELLY PENMAN & PARTNERS

CONFIDENTIAL

Michigan Bank & Trust

2.     Valuation Summary

Donnelly Penman & Partners I N V E S T M E N T B A N K I N G	Page 12

Project H20
Valuation Summary

	Value Conclusion	Valuation Technique:
		Mgt. Projections	Recent Trading		Comparable Company			Comparable Acquisition
		DCF	30 Day Trading Avg.	90 Day Trading Avg.	BV	TBV	EPS	BV	TBV	EPS	Premium to Core Deposits

Value Indication per Share:	$26.30	$27.33	$24.04	$24.07	$23.01	$22.96	$29.34	$25.62	$24.94	$35.46	$25.93
Weight	100.0%	32.0%	10.0%	10.0%	8.0%	8.0%	8.0%	6.0%	6.0%	6.0%	6.0%
Premium to Current Trading Price ($24.05)	9.4%

Multiple of Diluted LTM EPS 6/30/2004 ($1.80)	14.6x	15.2x	13.4x	13.4x	12.8x	12.8x	16.4x	14.2x	13.9x	19.7x	14.4x
Percentage of Book Value ($14.40)	182.7%	189.7%	166.9%	167.1%	159.8%	159.3%	204.8%	177.9%	173.2%	246.2%	180.0%
Percentage of Tangible Book Value ($14.02)	187.7%	195.0%	171.5%	171.7%	164.2%	163.7%	210.5%	182.8%	177.9%	253.0%	185.0%

Donnelly Penman & Partners I N V E S T M E N T B A N K I N G	Page 13

CONFIDENTIAL

Michigan Bank & Trust

3.     Discounted Cash Flow Analysis

Donnelly Penman & Partners I N V E S T M E N T B A N K I N G	Page 14

Project H20
Discounted Cash Flow Model
Valuation Date:  June 30, 2004
($ in thousands - except per share data)
	Projected

	For the years ended December 31
	2004	2005	2006	2007	2008	2008 Takeout

Net Interest Income After Provision	$12,173	$12,406	$13,379	$14,073	$14,707
Non-interest Income	4,154	4,569	5,026	5,278	5,542
	16,327	16,975	18,405	19,351	20,248

Amortization of Intangibles	(42)	(42)	(24)	-	-
Depreciation	(787)	(822)	(922)	(957)	(992)
General & Administrative Expenses	(10,644)	(11,009)	(11,500)	(12,087)	(12,704)
Total Other Expenses	(11,473)	(11,873)	(12,447)	(13,044)	(13,696)

Income Before Taxes	4,854	5,102	5,958	6,307	6,552
Taxes @ 30%	(1,456)	(1,531)	(1,787)	(1,892)	(1,966)

Net Income	3,398	3,571	4,171	4,415	4,587

Dividend Payout	$1,359	$1,429	$1,668	$1,766	$1,835
(% Divident Payout)	40%	40%	40%	40%	40%
Present Value Factor @ 10.5% (1)	0.9753	0.9050	0.8190	0.7412	0.6707

Mid-year Discount	(680)

Present Value of Free Cash Flows	$663	$1,293	$1,366	$1,309	$1,231

Total Present Value of Cash Flows (Years 1 to 5)	$5,861
Plus: Residual Cash Flow Value	$44,476	2008 Tangible Book Value (TBV)	38,194

Indicated Equity Value	$50,337	2008 Takeout Price/TBV Multiple (2)	178.0%

Fully Diluted Shares Outstanding	1,841,518	Residual Cash Flow Value	$67,985

Equity Value Per Share (Marketable)	$27.33	Present Value Factor	0.6542

		Present Value of Residual Cash Flow	$44,476

(1)

Based on the Ibbotson Associates weighted average cost of capital build up method (riskless rate + market risk premium) utilizing a 1.3% industry discount for commercial banks (data from Ibbotson Associates 2003 Yearbook - Valuation Edition)

(2)	Based on an average of Midwest transactions of comparble size since January 1, 2003.

Donnelly Penman & Partners I N V E S T M E N T B A N K I N G	Page 15

CONFIDENTIAL

Michigan Bank & Trust

4.     Recent Trading Analysis

Donnelly Penman & Partners I N V E S T M E N T B A N K I N G	Page 16

Project H20 Recent Trading Analysis

30 Day Trading Average = $24.04
90 Day Trading Average = $24.07

DPFH & Co.	Page 17

CONFIDENTIAL

Michigan Bank & Trust

5.     Analysis of Comparable Companies

Donnelly Penman & Partners I N V E S T M E N T B A N K I N G	Page 18

Comparable Company Analysis
Michigan publicly traded banks with total assets < $500 million

				Closing	Dividend	Dividend	Closing Price to:			Total
Company	State	Ticker	Closing Date	Price ($)	Payout (%)	Yield (%)	Book (%)	Tang. Book (%)	LTM EPS (x)	Assets ($000)

Capital Directions, Incorporated	MI	CTDN	03/31/2004	$53.00	66.10	2.89	207.44	207.44	NA	$130,852

Century Financial Corporation	MI	CYFLE	03/31/2004	22.50	NA	3.65	153.46	153.46	NA	223,329

ChoiceOne Financial Services, Inc.	MI	COFS	06/30/2004	20.75	65.38	2.96	159.81	159.98	16.09	225,584

Clarkston Financial Corporation	MI	CKSB	06/30/2004	20.15	0.00	0.00	194.12	194.92	13.61	148,131

Commercial National Financial Corporation	MI	CEFC	06/30/2004	11.25	75.00	4.40	187.08	187.08	17.05	243,151

Community Central Bank Corporation	MI	CCBD	06/30/2004	13.00	125.00	1.71	157.38	163.83	20.97	414,115

Community Shores Bank Corporation	MI	CSHB	06/30/2004	13.00	0.00	0.00	145.58	145.58	25.00	184,437

County Bank Corporation	MI	CYBK	06/30/2004	56.00	33.33	1.96	218.16	218.16	18.79	251,937

Dearborn Bancorp, Inc.	MI	DEAR	06/30/2004	29.00	0.00	0.00	244.05	244.05	21.01	475,452

Eastern Michigan Financial Corp	MI	EFIN	03/31/2004	23.50	NA	3.03	136.85	136.85	NA	227,141

FNBH Bancorp, Inc.	MI	FNHM	06/30/2004	31.25	41.46	2.49	233.04	233.04	16.53	449,216

HCB Financial Corporation	MI	HCBN	03/31/2004	33.55	NA	2.06	132.48	132.66	NA	242,656

ICNB Financial Corporation	MI	ICNB	06/30/2004	28.00	47.92	3.32	135.66	141.89	15.64	234,191

Michigan Heritage Bancorp, Inc.	MI	MHBC	06/30/2004	12.20	0.00	0.00	118.08	118.08	15.25	157,563

North Country Financial Corporation	MI	NCFC	06/30/2004	1.82	NM	0.00	217.07	267.14	NM	345,042

Pavilion Bancorp, Inc.	MI	PVLN	06/30/2004	54.00	23.76	1.71	168.59	168.59	14.59	328,332

Pelican Financial, Inc.	MI	PFI	06/30/2004	5.25	NM	0.00	147.78	147.78	NA	258,780

PSB Group, Inc.	MI	PSBG	06/30/2004	18.25	51.52	3.58	127.13	141.10	13.52	429,572

University Bancorp, Inc.	MI	UNIB	03/31/2004	2.47	NM	0.00	294.05	303.33	NM	44,019

High				56.00	125.00	4.40	294.05	303.33	25.00	475,452

Low				1.82	0.00	0.00	118.08	118.08	13.52	44,019

Mean				23.63	40.73	1.78	177.78	182.37	17.34	263,868

Median				20.75	41.46	1.96	159.81	163.83	16.31	242,656

Southern Michigan Bancorp, Incorporated	MI	SOMC	06/30/2004	24.00	34.69	2.83	166.69	171.30	13.26	310,815

Southern Michingan Bancorp (for the LTM ended June 30, 2004)							$14.40	$14.02	$1.80

Median Multiple							159.8%	163.8%	16.3x

Equity Value per Share							$23.01	$22.96	$29.34

Company	Total Net Loans ($000)	Total Deposits ($000)	Total Equity ($000)	NPAs/ Assets (%)	Tier 1 Risk Based Capital Ratio (%)	Total Risk Based Capital Ratio (%)	LTM ROAA (%)	LTM ROAE (%)	LTM NIM (%)	LTM Efficiency Ratio (%)

Capital Directions, Incorporated	$107,855	$77,829	$15,020	0	17.54	18.79	NA	NA	NA	NA

Century Financial Corporation	140,304	189,282	27,385	0.97	16.56	17.81	1.24	10.42	3.74	60.93

ChoiceOne Financial Services, Inc.	168,000	156,442	20,352	1.18	NA	NA	0.94	9.77	3.87	69.55

Clarkston Financial Corporation	93,255	123,932	10,830	NA	11.83	12.92	1.13	13.82	3.53	61.11

Commercial National Financial Corporation	198,041	165,612	24,516	1.21	13.5	14.7	1.13	11.1	4.49	60.27

Community Central Bank Corporation	300,007	310,256	23,638	0.77	10.32	12.13	0.49	7.39	3.22	76.4

Community Shores Bank Corporation	158,796	152,465	12,765	NA	NA	NA	0.4	5.83	3.36	78.92

County Bank Corporation	160,202	217,534	28,706	NA	17.7	NA	1.4	11.18	4.45	61.69

Dearborn Bancorp, Inc.	436,297	405,830	37,275	0.4	10.15	11.2	1.08	13.58	4.19	55.97

Eastern Michigan Financial Corp	175,838	206,536	19,788	1.01	12.46	13.72	0.73	8.5	4.08	57.56

FNBH Bancorp, Inc.	326,990	398,276	42,599	0.4	12.02	13.27	1.38	14.53	4.71	56.45

HCB Financial Corporation	134,098	194,296	26,009	0.02	18.52	19.77	0.98	8.98	3.62	63.33

ICNB Financial Corporation	181,181	177,896	22,222	1.22	13.26	14.51	0.85	8.79	4.25	69.97

Michigan Heritage Bancorp, Inc.	124,497	133,762	15,425	NA	NA	NA	0.83	8.06	4.24	75.48

North Country Financial Corporation	222,182	235,646	5,885	4.87	2.91	5.82	-2.06	-78.95	2.11	170.28

Pavilion Bancorp, Inc.	280,133	268,378	27,079	0.51	NA	NA	0.99	11.65	4.93	73.58

Pelican Financial, Inc.	105,180	230,518	15,945	NA	NA	NA	NA	NA	NA	NA

PSB Group, Inc.	344,091	366,491	41,415	0.95	11.29	12.39	0.98	9.28	4.39	71.01

University Bancorp, Inc.	36,053	37,600	3,397	4.37	10.54	11.86	-0.38	-4.84	4.74	105.63

High	436,297	405,830	42,599	4.87	18.52	19.77	1.40	14.53	4.93	170.28

Low	36,053	37,600	3,397	0.00	2.91	5.82	-2.06	-78.95	2.11	55.97

Mean	194,368	213,083	22,118	1.28	12.76	13.76	0.71	4.06	4.00	74.60

Median	168,000	194,296	22,222	0.96	12.24	13.27	0.98	9.28	4.19	69.55

Southern Michigan Bancorp, Incorporated	236,419	253,831	26,348	NA	13.5	14.8	1.05	12.67	4.16	70.84

Source:  SNL Financial

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CONFIDENTIAL

Michigan Bank & Trust

6.     Analysis of Comparable Transactions

Donnelly Penman & Partners I N V E S T M E N T B A N K I N G	Page 20

Comparable Acquisition Analysis
Bank acquisitions announced since 1/1/03 in MI, OH & IN - Target assets less than $500 million

Buyer	Seller	Seller State	Announce Date	Completion Date	Deal Value ($M)	Target Assets ($M)

Croghan Bancshares, Inc.	Custar State Bank	OH	08/10/2004	NA	13.9	54,234

First Defiance Financial Corp.	Combanc Inc.	OH	08/04/2004	NA	38.0	208,813

Oak Hill Financial, Inc.	Ripley National Bank	OH	07/20/2004	NA	5.5	64,157

Dearborn Bancorp, Inc.	Bank of Washtenaw	MI	07/16/2004	NA	15.0	71,786

Camco Financial Corporation	London Financial Corporation	OH	03/26/2004	08/20/2004	10.1	58,941

Lincoln Bancorp	First Shares Bancorp, Inc.	IN	03/10/2004	08/02/2004	37.3	175,788

Independent Bank Corporation	North Bancorp, Inc.	MI	03/04/2004	07/01/2004	8.5	198,482

First Citizens Banc Corp.	FNB Financial Corporation	OH	03/03/2004	NA	35.6	218,580

Independent Bank Corporation	Midwest Guaranty Bancorp, Incorporated	MI	02/04/2004	05/31/2004	43.0	233,580

Harrodsburg First Financial Bancorp, Inc.	Independence Bancorp	IN	01/22/2004	07/09/2004	17.1	102,749

MainSource Financial Group Inc.	Peoples Financial Corporation	IN	12/16/2003	06/07/2004	13.3	120,251

First Place Financial Corp.	Franklin Bancorp, Inc.	MI	11/10/2003	05/28/2004	83.6	536,172

Wayne Savings Bancshares, Inc.	Stebbins Bancshares, Inc.	OH	10/31/2003	06/01/2004	5.2	28,836

Fentura Financial, Inc.	West Michigan Financial Corporation	MI	10/14/2003	03/15/2004	12.9	123,758

Chemical Financial Corporation	Caledonia Financial Corporation	MI	09/25/2003	12/01/2003	51.1	206,158

Sky Financial Group Inc.	GLB Bancorp, Inc.	OH	07/16/2003	10/19/2003	39.8	207,407

Citizens First Bancorp, Inc.	Metro Bancorp, Inc.	MI	05/22/2003	01/09/2004	30.0	146,842

High					83.6	536,172

Low					5.2	28,836

Mean					26.0	160,152

Median					15.0	123,758

Southern Michigan Bancorp (for the LTM ended June 30, 2004)

Median Multiple

Equity Value per Share

		Price at Announcement to:					Premium to Core
Buyer	Seller	Book (%)	TBV (%)	LTM EPS (x)	Assets (%)	Deposits (%)	Deposits (%)

Croghan Bancshares, Inc.	Custar State Bank	150.01	150.01	19.49	25.62	31.00	11.96

First Defiance Financial Corp.	Combanc Inc.	167.64	167.64	NM	18.21	21.71	9.77

Oak Hill Financial, Inc.	Ripley National Bank	167.73	167.73	19.71	8.57	9.57	4.77

Dearborn Bancorp, Inc.	Bank of Washtenaw	211.15	211.15	NM	20.90	24.94	17.58

Camco Financial Corporation	London Financial Corporation	203.31	203.31	18.77	17.10	22.67	13.36

Lincoln Bancorp	First Shares Bancorp, Inc.	255.01	255.43	35.52	21.24	26.15	23.49

Independent Bank Corporation	North Bancorp, Inc.	112.20	112.20	NM	4.30	5.47	0.81

First Citizens Banc Corp.	FNB Financial Corporation	132.06	142.82	NM	16.29	19.40	6.84

Independent Bank Corporation	Midwest Guaranty Bancorp, Incorporated	246.55	246.55	19.66	18.41	22.24	16.15

Harrodsburg First Financial Bancorp, Inc.	Independence Bancorp	260.73	294.66	27.12	21.22	26.48	22.15

MainSource Financial Group Inc.	Peoples Financial Corporation	157.10	157.10	NM	11.06	13.29	5.40

First Place Financial Corp.	Franklin Bancorp, Inc.	177.92	177.92	167.79	15.60	19.72	9.38

Wayne Savings Bancshares, Inc.	Stebbins Bancshares, Inc.	152.76	152.76	NM	18.03	20.46	7.30

Fentura Financial, Inc.	West Michigan Financial Corporation	239.89	239.89	NM	10.44	12.99	8.05

Chemical Financial Corporation	Caledonia Financial Corporation	247.15	247.15	15.83	24.80	29.41	23.30

Sky Financial Group Inc.	GLB Bancorp, Inc.	132.56	133.19	33.54	19.21	23.27	6.47

Citizens First Bancorp, Inc.	Metro Bancorp, Inc.	181.40	181.40	20.15	20.43	23.09	11.40

High		260.7	294.7	167.8	25.6	31.0	23.5

Low		112.2	112.2	15.8	4.3	5.5	0.8

Mean		192.1	195.1	40.5	16.8	20.4	12.0

Median		177.9	177.9	19.7	18.0	21.7	9.8

Southern Michigan Bancorp (for the LTM ended June 30, 2004)		$14.40	$14.02	$1.80	$169.91	$138.76	$121.52

Median Multiple		177.9%	177.9%	19.7x	18.0%	21.7%	9.8%

Equity Value per Share		$25.62	$24.94	$35.46	$30.58	$30.11	$25.93

Source:  SNL Financial LP

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